Exhibit 99(A)(3)

OFFER TO PURCHASE FOR CASH
UP TO 1,500,000 SHARES OF ITS CLASS A COMMON STOCK AND
UP TO 700,000 SHARES OF ITS CLASS B COMMON STOCK
AT A PURCHASE PRICE OF $33.70 PER SHARE

April 18, 2011

Dear Stockholder:

I am pleased to inform you that Belk, Inc. is offering to purchase up to 1,500,000 shares of its Class A common stock and up to 700,000 shares of its Class B common stock from its stockholders through a tender offer at a price of $33.70 per share.

The Offer is part of a plan intended to enhance stockholder value and provide liquidity for the stockholders. All of the shares that are validly tendered will, subject to proration in the event the Offer is oversubscribed, be purchased for $33.70 per share, net in cash to the selling stockholder. If more than 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock are tendered, all shares which have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 12:00 midnight, E.D.T., on May 13, 2011, unless extended by Belk. In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date. Neither Belk nor its Board of Directors nor any advisors retained by Belk or its Board of Directors in this matter makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

Sincerely,

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

Enclosures